Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED

2008 OCT 17 P 1:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08006450

8 October 2008

File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Notice of Q3 Interim Management Statement
2. Holding(s) in Company
3. Holding(s) in Company
4. Total Voting Rights
5. Holding(s) in Company
6. Q3 Trading Update
7. 2008 Interim Report

PROCESSED
OCT 22 2008
THOMSON REUTERS

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller Corporate Reporting
Direct Line 01932 264143
jeremytatham@michaelpage.com

Regulatory Announcement

Company	Michael Page Intl
TIDM	MPI
Headline	Notice of 3Q Interim Management Statement
Released	09:08 22-Sep-08
Number	9433D09

Michael Page INTERNATIONAL

RNS Number : 9433D
Michael Page International PLC
22 September 2008

Michael Page International plc

Notice of Third Quarter 2008 Interim Management Statement

Michael Page International plc will release its Third Quarter 2008 Interim Management Statement at 7.00am on Tuesday 7 October 2008.

The company will host a conference call for analysts and investors at 9.00am on 7 October 2008, the details of which are below.

Link:
http://w.on24.com/r.htm?e=121159&s=1&k=707D4BE0ADBF5E7E86C7A051DF7F9C53

Dial-In: +44 (0)20 7162 0025
ConferenceID: 810872

Please quote "Michael Page Q3 Trading Update" to gain access to the call.

A presentation and recording to accompany the call will be posted on the company's website during the course of the morning of 7 October 2008 at:

http://investors.michaelpage.co.uk/presentations

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Michael Page Intl
TIDM	MPI
Headline	Holding(s) in Company
Released	15:54 22-Sep-08
Number	0018E15

Michael Page INTERNATIONAL

RNS Number : 0018E
Michael Page International PLC
22 September 2008

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Michael Page International plc

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______	

3. Full name of person(s) subject to notification obligation:	Capital Research and Management Company
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the	18 September 2008

threshold is crossed or reached if different):	
6. Date on which issuer notified:	19 September 2008
7. Threshold(s) that is/are crossed or reached:	13%

8: Notified Details							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
			Indirect	**Direct**	**Indirect**	**Direct**	**Indirect**
Ordinary Shares	42,284,441	42,284,441	42,018,829		42,018,829		12,9368%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**
n/a				

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
42,018,829	12,9368%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	
15. Contact telephone number:	

For notes on how to complete form TR-1 please see the FSA website.

As of 18 September 2008

Michael Page International plc

	Number of Shares	Percent of Outstanding
Capital Research and Management Company ("CRMC") holdings	42,018,829	12,937%
Holdings by CRMC:		
- Capital Research and Management Company - New Perspective Fund	42,018,829	12,937%

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Michael Page INTERNATIONAL

Company	Michael Page Intl
TIDM	MPI
Headline	Holding(s) in Company
Released	17:50 26-Sep-08
Number	4947E17

RNS Number : 4947E
Michael Page International PLC
26 September 2008

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	MICHAEL PAGE INTERNATIONAL PLC

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify):______________	NO

3. Full name of person(s) subject to notification obligation:	STANDARD LIFE INVESTMENTS LTD
4. Full name of shareholder(s) (if different from 3):	VIDACOS NOMINEES
5. Date of transaction (and date on which the	25 SEPTEMBER 2008

threshold is crossed or reached if different):	
6. Date on which issuer notified:	26 SEPTEMBER 2008
7. Threshold(s) that is/are crossed or reached:	10%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction			
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentag voting rig
				Direct	Indirect	Direct
GB0030232317	32,165,057	32,165,057	33,038,300	21,787,142	11,251,158	6.708%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
33,038,300	10.172%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
STANDARD LIFE INVESTMENTS LTD

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	ALISON KENNEDY CORPORATE GOVERNANCE MANAGER-ENGAGEMENT STANDARD LIFE INVESTMENTS LTD
15. Contact telephone number:	(0131) 245 2289

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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82-5162

RECEIVED

2008 OCT 17 P 1:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Michael Page Intl
TIDM	MPI
Headline	Total Voting Rights
Released	11:50 30-Sep-08
Number	6779E11

Michael Page INTERNATIONAL

RNS Number : 6779E
Michael Page International PLC
30 September 2008

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 322,085,596 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 322,085,596.

The above figure of 322,085,596 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc, under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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82- 5162 .

Regulatory Announcement

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Free annual report

Michael Page INTERNATIONAL

Company	Michael Page Intl
TIDM	MPI
Headline	Holding(s) in Company
Released	16:48 01-Oct-08
Number	8667E16

RNS Number : 8667E
Michael Page International PLC
01 October 2008

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	MICHAEL PAGE INTERNATIONAL PLC

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	

3. Full name of person(s) subject to notification obligation:	1. Lone Pine Capital LLC. 2. Stephen F. Mandel Jr.
4. Full name of shareholder(s) (if different from 3):	Morgan Stanley & Co.
5. Date of transaction (and date on which the	22 September 2008

threshold is crossed or reached if different):	
6. Date on which issuer notified:	30 September 2008
7. Threshold(s) that is/are crossed or reached:	Below 7%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transact**			
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percenta voting ri**
				Direct	**Indirect**	**Direct**
GB0030232317	26,407,536	26,407,536	21,999,398		21,999,398	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

Total (A+B)

Number of voting rights	**Percentage of voting rights**
21,999,398	6.77%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Lone Pine Capital LLC is the investment manager to several funds which indirectly hold shares in the issuer. Stephen F. Mandel Jr. is the Managing Member of Lone Pine Capital LLC and in such capacity is able to direct its operations.

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Jeffrey Wechselblatt Lone Pine Capital LLC Two Greenwich Plaza Greenwich, Connecticut 06830 USA
15. Contact telephone number:	+ 1 203 618 7826

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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Michael Page

INTERNATIONAL

7 October 2008

Q3 2008 TRADING UPDATE

Financial Highlights

- Group Q3 gross profit up 14.6% (3.9%*) at £141.4m
- EMEA gross profit (45.1% of Group) up 31.8% (12.5%*) to £63.7m
- UK gross profit (31.8% of Group) 8.3% lower at £44.9m
- Asia-Pacific gross profit (13.0% of Group) up 19.1% (6.2%*) to £18.4m
- Americas gross profit (10.1% of Group) up 34.9% (17.1%*) to £14.3m

Operating Highlights

- Diversification strategy delivering Group growth despite UK slowing
- 68% of Q3 gross profit generated outside the UK
- Continued year-on-year growth in three out of four regions
- Permanent gross profit growth of 13.5% (2.2%*)
- Temporary gross profit growth of 18.5% (10.0%*)
- Group headcount decreased by 84 in Q3 to 5,452

* Denotes where overseas results denominated in foreign currencies have been translated at constant rates of exchange for constant currency illustrative purposes.

Commenting on the third quarter trading, Steve Ingham, Chief Executive said:

"Market conditions through the third quarter became increasingly challenging. The unprecedented turmoil in the financial sector during September has eroded confidence in the wider economy. This has reduced activity levels and increased the cautionary candidate and client behaviour we started to encounter in the first half of 2008, further reducing our visibility. As anticipated, our businesses have reacted quickly by reducing headcount through natural attrition where activity levels are slowing, such as the UK and North America

"While the outlook is likely to become more challenging in some of our markets, our discipline and geographic diversity is underpinning the resilience of our overall business and we will continue to increase this diversity by cautiously investing in existing and new markets."

Enquiries:

Michael Page International plc **01932 264144**
Steve Ingham, Chief Executive
Stephen Puckett, Group Finance Director

Financial Dynamics **020 7269 7121**
Richard Mountain / Sophie Kernon

The company will host a conference call for analysts and investors at 9.00am today. The live presentation can be viewed by following the link:

http://w.on24.com/r.htm?e=121159&s=1&k=707D4BE0ADBF5E7E86C7A051DF7F9C53

The dial-in details for the conference call are as follows:

Dial-In: +44 (0)20 7162 0025

Conference ID: 810872

Please quote "Michael Page Q3 Trading Update" to gain access to the call.

The presentation and recording of the call will be available on the company's website later today at

http://investors.michaelpage.co.uk/presentations

The Group will issue its 4th Quarter and full year trading update on 8th January 2009.

Trading update

Michael Page International plc, the specialist recruitment consultancy, reports third quarter Group gross profit of £141.4m, an increase of 14.6% (3.9%*) over the £123.4m recorded in the third quarter of 2007. While we have experienced a slowing in all of our regions as a result of weakening market conditions and increased cautionary behaviour from clients and candidates, three of our four regions, representing almost 70% of the Group's gross profits, recorded year-on-year growth. Headcount moved broadly in line with market conditions during Q3, decreasing for the Group as a whole by 84 to 5,452 at the end of September. Where market conditions weakened the businesses in the Group reacted quickly reducing headcount, most noticeably in the UK by 76 and North America by 53, through natural attrition. These headcount reductions have been partially offset where the conditions remain strong, such as in Latin America where we have increased headcount by 21. We anticipate that our headcount will reduce further during the fourth quarter, if general market conditions continue to weaken.

EMEA Gross Profit (45.1% of Group in Q3 2008)			Growth rates	
	2008	2007	Reported	Constant currency
Q3	£63.7m	£48.4m	+31.8%	+12.5%

Headcount at 30 September 2,370 (30 June 2,350)

At constant rates of exchange:

- France (14% of the Group) grew by 17% in Q3
- Germany (7% of the Group) grew by 23% in Q3
- Netherlands (7% of the Group) was lower by 3% in Q3
- Switzerland (4% of the Group) grew by 15% in Q3
- Spain (3% of the Group) was lower by 15% in Q3
- Italy (3% of the Group) grew by 15% in Q3
- Austria, Belgium, Ireland, Luxembourg, Poland, Portugal, Russia, South Africa, Sweden, Turkey, U.A.E. (5% of the Group) grew by 37% in Q3

In our largest region, Europe, Middle East and Africa (EMEA), representing 45.1% of Group gross profit, third quarter gross profit was £63.7m, an increase of 31.8% (12.5%*) over the £48.4m recorded in the third quarter of 2007. In France, we recorded third quarter year-on-year growth of 17%*. This performance, against a backdrop of weak French labour data, highlights the strength of our business and the benefits of specialist over generalist recruitment. While in Spain and the Netherlands we are experiencing tougher conditions, we continue to experience strong demand in

the majority of the other countries in the region particularly in Germany and the Middle East where we will open our second office in Dubai during October.

UK Gross Profit (31.8% of Group in Q3 2008)			Growth rates
	2008	2007	
Q3	£44.9m	£49.0m	-8.3%
Headcount at 30 September 1,787 (30 June 1,863)			

- Finance & Accounting (15% of the Group) was 15% lower in Q3
- Marketing, Sales and Retail (8% of Group) was lower by 5% in Q3
- Legal, Technology, HR and Secretarial (5% of the Group) was lower by 8% in Q3
- Engineering & Manufacturing, Procurement & Supply Chain, Property & Construction (3% of the Group) grew by 31% in Q3

In the UK, representing 31.8% of Group gross profit, third quarter gross profit was £44.9m, 8% lower than the £49.0m recorded in the third quarter of 2007. The weakness in the banking sector, which started over a year ago, is now having a significant impact on other sectors. As confidence erodes and clients and candidates become more cautious, the recruitment process lengthens which impacts productivity. The business has reacted quickly to changing market conditions and reduced headcount in the quarter by 76 to 1,787. With the exception of Finance and Accounting, Retail, Sales and Legal all the other disciplines achieved year-on-year growth in the quarter, providing further evidence of the benefits of discipline diversification.

Asia Pacific Gross Profit (13.0% of Group in Q3 2008)			Growth rates	
	2008	2007	Reported	Constant currency
Q3	£18.4m	£15.5m	+19.1%	+6.2%
Headcount at 30 September 707 (30 June: 702)				

At constant rates of exchange:

- Australia (8% of the Group) grew by 13% in Q3
- Rest of Asia Pacific (5% of Group) was lower by 3% in Q3

In Asia Pacific, third quarter gross profit was £18.4m, an increase of 19.1% (6.2%*) over the £15.5m recorded in the third quarter of 2007. In Australia, which represents 8% of the Group, third quarter year-on-year gross profit growth was 13%* as our business continues to benefit from the

discipline expansion. In Asia, the businesses were lower year-on-year in the third quarter by 3%*. The contraction in Asia was predominantly as a result of the weakness in the banking sector.

Americas Gross Profit (10.1% of Group in Q3 2008)			Growth rates	
	2008	2007	Reported	Constant currency
Q3	£14.3m	£10.6m	+34.9%	+17.1%

Headcount at 30 September 588 (30 June: 620)

At constant rates of exchange:

- Brazil, Mexico & Argentina (6% of the Group) grew by 49% in Q3
- USA & Canada (4% of the Group) was lower by 7% in Q3

In the Americas, third quarter gross profit was £14.3m, an increase of 34.9% (17.1%*) over the £10.6m recorded in the third quarter of 2007. Our North American businesses contracted in the third quarter year-on-year by 7%, where the increased discipline diversification of our business has enabled us to largely offset the reduction in Financial Services. In line with the market conditions, our headcount in North America reduced by 53. In Latin America, which represents 6% of the Group, third quarter year-on-year gross profit growth was 49%, with our businesses in Brazil and Mexico continuing to grow strongly and our new business in Argentina now trading profitably. Accordingly, our headcount in these businesses increased by 21.

Financial

Save for the effects of trading in the third quarter as described above, there has been no other significant changes in the financial position of the Group since the publication of the half year results for the six months ended 30 June 2008.

Strategy

In successfully implementing our strategy of organically diversifying the Group, both geographically and by discipline, we have developed a more balanced revenue platform. As a consequence, Michael Page has moved significantly away from its origins in the UK. We now operate in 28 countries across 166 offices, with approaching 70% of Group gross profit now being generated outside of the UK.

Since the beginning of 2005, we have successfully launched 12 new countries, opened 47 offices and rolled out 110 existing and new disciplines to existing and new countries. As at the end of September 2008, approximately a third of our fee earners work in these newer businesses.

Our EMEA business has grown rapidly in recent years to become our largest region. Although many of the markets in this broad region are mature economies, the growth rates we have achieved underline our ability to grow market share and reinforce our belief that the structural changes occurring across European labour markets will form a key component of the future growth of the Group.

Our growth strategy is also focused on emerging and high growth markets. We have now been present in Brazil since 2000, mainland China since 2003, Russia and the UAE since 2006, and plan to open in India in 2009. We believe these markets offer excellent additional opportunities for near-term growth, given their rapid pace of economic development coupled with the underdeveloped nature of the specialist recruitment sector in these countries.

Despite the wider concerns about the current economic outlook, we are confident that the underlying trends that are driving growth in the specialist recruitment sector will continue to benefit Michael Page going forward. Social and demographic change, increasing deregulation of labour markets, as well as increasing job and geographic mobility of candidates, offer exciting opportunities to expand the business. Given our significant investment in creating a global brand with a network of highly talented recruitment specialists, we are certain that Michael Page will be at the forefront of our sector in taking advantage of these developments.

Outlook

Headcount moved broadly in line with market conditions during Q3, decreasing for the Group as a whole by 84 to 5,452 at the end of September, and we anticipate that our headcount will reduce further during the fourth quarter if general market conditions continue to weaken.

While the outlook is likely to become more challenging in some of our markets, our discipline and geographic diversity is underpinning the resilience of our overall business and we will continue to increase this diversity by cautiously investing in existing and new markets.

Regulatory Announcement

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Free annual report

Company	Michael Page Intl
TIDM	MPI
Headline	Interim Report
Released	11:25 08-Oct-08
Number	3644F11

Michael Page
INTERNATIONAL

RNS Number : 3644F
Michael Page International PLC
08 October 2008

2008 Interim Report

Two copies of the above documentation have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel no: 020 7066 1000

This information is provided by RNS
The company news service from the London Stock Exchange

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apply.

Interim Report & Accounts 2008

Michael Page
INTERNATIONAL

GROWING ENTIRELY ORGANICALLY, RATHER THAN BY MERGERS OR ACQUISITIONS, WE NOW HAVE OVER 5,500 PEOPLE IN 166 OFFICES IN 28 COUNTRIES WORLDWIDE.



CANADA
Montreal
Toronto
JAPAN
Tokyo
USA
Atlanta (GA)
Boston (MA)
Chicago (IL)
Hartford (CT)
Iselin (NJ)
New York (NY)
Paramus (NJ)
Philadelphia (PA)
Stamford (CT)
CHINA
Beijing
Hong Kong
Shanghai
Sha Tin
Shenzhen
MEXICO
Mexico City
BRAZIL
Belo Horizonte (2008)
Campinas
Curitiba
Rio de Janeiro
Sao Paulo
AUSTRALIA
Brisbane (QLD)
Chatswood (NSW)
Melbourne (Vic)
Parramatta (NSW)
Perth (WA)
Sydney (NSW)
Wheelers Hill (Vic)
ARGENTINA
Buenos Aires
SINGAPORE
Singapore
NEW ZEALAND
Auckland

Our office locations

SIX MONTHS ENDED 30 JUNE 2008



UNITED KINGDOM
Aberdeen
Basingstoke
Birmingham
Brighton
Bristol
Bromley
Cambridge
Canterbury
Cardiff
Chelmsford
Chiswick
Coventry
Crawley
Croydon
Ealing
Edinburgh
Glasgow
Guildford
Harrow
Kingston
Leeds
Leicester
Liverpool
London
Maidstone
Manchester
Middlesex
Milton Keynes
Newcastle
Nottingham
Oxford
Peterborough
Reading
Sheffield
Slough
Southampton
St Albans
Swindon
Warrington
Watford
Weybridge
Wolverhampton (2008)
THE NETHERLANDS
Amersfoort
Amsterdam
Breda
Eindhoven
Rotterdam
Utrecht
GERMANY
Berlin
Dusseldorf
Frankfurt
Hamburg
Munich
Stuttgart
IRELAND
Dublin
SWEDEN
Gothenburg
Stockholm
BELGIUM
Antwerp
Brussels
POLAND
Warsaw
RUSSIA
Moscow
LUXEMBOURG
Luxembourg
SWITZERLAND
Basel
Geneva
Lausanne
Zurich
FRANCE
Aix en Provence
Bordeaux
Cergy Pontoise
Clichy
Courbevoie
Issy les Moulineaux
Paris
Lille
Lyon
Marseille
Massy (2008)
Monaco (2008)
Nantes
Neuilly sur Seine
Nice
Noisiel
Orleans
Rennes
Rouen
Sophia Antipolis
Strasbourg
Toulouse
Versailles
PORTUGAL
Lisbon
SPAIN
Barcelona
Madrid
Seville
Valencia
ITALY
Bologna
Milan
Rome
Turin
AUSTRIA
Vienna
TURKEY
Istanbul
MICHAEL PAGE AFRICA
Operates out of Paris, France
with virtual offices in:
• Cairo (Egypt)
• Casablanca (Morocco)
UAE
Dubai
SOUTH AFRICA
Johannesburg

WITH 50% OF THE GROUP'S GROSS PROFIT BEING GENERATED FROM NON FINANCE AND ACCOUNTING PROFESSIONAL DISCIPLINES AND 21% OF GROUP GROSS PROFIT BEING GENERATED FROM TEMPORARY PLACEMENTS, IT IS CLEAR THAT THE COMPOSITION OF THE GROUP IS SIGNIFICANTLY MORE DIVERSE AND ROBUST THAN WHEN MARKET CONDITIONS WERE DIFFICULT IN THE EARLY 1990'S AND 2000'S.

Highlights

H1 2008

Revenue (£m)

Year	Revenue (£m)
2008	500.0
2007	395.8
2006	312.0
2005	250.4
2004	204.6

Gross Profit (£m)

Year	Gross Profit (£m)
2008	292.7
2007	226.5
2006	166.6
2005	128.2
2004	100.4

Profit before tax (£m)

Year	Profit before tax (£m)
2008	84.1
2007	69.2
2006	45.2
2005	30.6
2004	17.8

Basic earnings per share (pence)

Year	Basic earnings per share (pence)
2008	18.3
2007	14.3
2006	9.1
2005	6.6
2004	5.7

Interim dividend per share (pence)

Year	Interim dividend per share (pence)
2008	2.88
2007	2.40
2006	1.80
2005	1.50
2004	1.25

Headcount at period end

Year	Headcount at period end
2008	5,535
2007	4,323
2006	3,230
2005	2,747
2004	2,435

- Strong gross profit and operating profit growth, at constant currency, of 19% and 11% respectively
- Geographic and discipline diversification of business continues
- 67% of gross profits generated from outside the UK
- EMEA, the Group's largest region, grew gross profit 31% in constant currency
- 50% of gross profit generated from non Finance and Accounting disciplines
- 21% of gross profit generated from temporary placements
- 28% increase in basic earnings per share
- £70.5m of cash generated from operations (2007: £58.8m)
- 3.5m shares repurchased at a cost of £10.1m
- Interim dividend increased by 20%

Global Profits

H1 2008

"

RECORD REVENUE OF £500m.

"Our performance in the first half, with underlying growth of nearly 20% in gross profit against a backdrop of weakening conditions in some of our markets is testament to the increased diversification of the Group. Our organic growth strategy of diversifying by both specialist discipline and geography has enabled us to achieve these record results and be more robust and resilient, with an increasingly difficult economic environment in some markets being balanced by others that remain strong. We have achieved growth in all our regions, including those where conditions would be considered tough and despite the reduction in activity in the financial services sector.

Since the last downturn, we have successfully launched 12 new countries, opened 61 offices and rolled out 178 existing and new disciplines to existing and new countries. As at the end of June 2008, a third of our gross profit comes from businesses created since the last downturn. This significant increase in the diversity of the business means the business is far broader based and so we remain very optimistic about the growth prospects for Michael Page."

Steve Ingham, CEO



+29%

Gross Profit £m

292.7	2008
226.5	2007

+22%

Operating Profit £m

84.9	2008
69.8	2007

CHANGING SHAPE OF THE BUSINESS: H1 1990-H1 2008

GEOGRAPHIC DEVELOPMENT OF GROSS PROFIT



EMEA
United Kingdom
Asia Pacific
Americas
Gross Profit (£m)
300
250
200
150
100
50
0
£15.7m
£114.4m
£226.5m
£292.7m
H1 1990
H1 2000
H1 2007
H1 2008

DISCIPLINE DEVELOPMENT OF GROSS PROFIT



Finance & Accounting
Marketing, Sales & Retail
Legal, HR, Technology, Secretarial & Other
Engineering, Property & Construction, Procurement & Supply Chain
Gross Profit (£m)
300
250
200
150
100
50
0
£15.7m
£114.4m
£226.5m
£292.7m
H1 1990
H1 2000
H1 2007
H1 2008

At a glance

PERFORMANCE BY REGION IN H1 2008

The success of our strategy to diversify the business, both geographically and by discipline, through organic growth is increasingly evident, with the EMEA region now more than 40% larger than the UK. Nearly 70% of the Group's gross profits were generated outside the UK. We have also added three new countries, Turkey, Austria and New Zealand, to the Group during the first half of 2008.



+50%
GROSS PROFIT
Americas
+47%
HEADCOUNT
Americas

EMEA (CONTINENTAL EUROPE, MIDDLE EAST & AFRICA)

+50% gross profit

Gross Profit

£135.4m 2008

£90.4m 2007

Operating Profit

£40.0m 2008

£28.5m 2007

80 Offices **14** Disciplines **2,350** Employees

AMERICAS

+50% gross profit

Gross Profit

£25.7m 2008

£17.1m 2007

Operating Profit

£3.6m 2008

£2.9m 2007

18 Offices **13** Disciplines **620** Employees

UNITED KINGDOM

+4%
gross profit

Gross Profit

£95.6m — 2008
£92.0m — 2007

Operating Profit

£28.4m — 2008
£28.6m — 2007

53 Offices **12** Disciplines **1,863** Employees



3
NEW OFFICES
United Kingdom
+45%
GROSS PROFIT
Australia
5
NEW OFFICES
EMEA

ASIA PACIFIC

+34%
gross profit

Gross Profit

£36.0m — 2008
£27.0m — 2007

Operating Profit

£12.9m — 2008
£9.8m — 2007

15 Offices **11** Disciplines **702** Employees

Performance

BY REGION IN H1 2008

EMEA (CONTINENTAL EUROPE, MIDDLE EAST & AFRICA)

+50%
gross profit

Gross Profit

£135.4m 2008
£90.4m 2007

Operating Profit

£40.0m 2008
£28.5m 2007

80 Offices **14** Disciplines **2,350** Employees

Europe, Middle East and Africa (EMEA) is the Group's largest region, with 46% of Group gross profit. Revenue in the region increased by 45.9% to £217.8m (2007: £149.2m), gross profit increased by 49.7% to £135.4m (2007: £90.4m) and operating profit increased by 40.8% to £40.0m (2007: £28.5m). In constant currency, revenue grew by 27.5%, gross profit by 30.9% and operating profit by 21.6%. Since the beginning of the year we have added 272 staff taking the region's headcount to 2,350 at the end of June 2008. We also continued our longer-term investment launching in two new countries, Austria (Vienna) and Turkey (Istanbul) and opened new offices in Stuttgart, Seville, Massy, Breda and Gothenburg.

UNITED KINGDOM

+4%
gross profit

Gross Profit

£95.6m 2008
£92.0m 2007

Operating Profit

£28.4m 2008
£28.6m 2007

53 Offices **12** Disciplines **1,863** Employees

UK operations, representing 33% of the Group's gross profit, increased revenue by 7.0% to £188.8m (2007: £176.6m), gross profit increased by 3.8% to £95.6m (2007: £92.0m) and operating profit decreased by 0.7% to £28.4m (2007: £28.6m). 8 out of 12 disciplines in the UK have produced record first half performances, confirming the benefits from our strategy of discipline diversification. During the first half, staff numbers increased by 64 to 1,863 at the end of June. We also opened offices in Newcastle, Canterbury and Cardiff.

ASIA PACIFIC

+34% gross profit

Gross Profit

£36.0m 2008

£27.0m 2007

Operating Profit

£12.9m 2008

£9.8m 2007

15 Offices **11** Disciplines **702** Employees

Asia Pacific operations, representing 12% of the Group's gross profit, increased revenue by 25.7% to £58.9m (2007: £46.9m), gross profit increased by 33.5% to £36.0m (2007: £27.0m) and operating profit increased by 30.6% to £12.9m (2007: £9.8m). In constant currency, revenue grew by 12.6%, gross profit by 20.8% and operating profit by 18.3%. At the end of June we had 702 staff in the region, an increase of 70 since the start of the year. During the first half we opened in a new country, New Zealand (Auckland) and established new offices in Beijing and Shenzhen.

AMERICAS

+50% gross profit

Gross Profit

£25.7m 2008

£17.1m 2007

Operating Profit

£3.6m 2008

£2.9m 2007

18 Offices **13** Disciplines **620** Employees

The Americas operations, representing 9% of the Group's gross profit, increased revenue by 49.4% to £34.5m (2007: £23.1m), gross profit increased by 50.1% to £25.7m (2007: £17.1m), and operating profit increased by 24.1% to £3.6m (2007: £2.9m). In constant currency, revenue grew by 40.3%, gross profit by 38.4% and operating profit grew by 4.4%. In the region we now have 620 staff, an increase of 77 since the start of the year. In the first half we opened our second office in Canada, in Montreal and a second office in New Jersey.

Responsibility
STATEMENT

We confirm that to the best of our knowledge:

a) the condensed set of financial statements has been prepared in accordance with IAS 34 'Interim Financial Reporting';

b) the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

c) the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board,

Steve Ingham
Chief Executive

18 August 2008

Stephen Puckett
Group Finance Director

18 August 2008

Interim
MANAGEMENT REPORT

To the members of Michael Page International plc

Cautionary statement

This Interim Management Report ("IMR") has been prepared solely to provide additional information to shareholders to assess the Group's strategies and the potential for those strategies to succeed. The IMR should not be relied on by any other party or any other purpose.

This IMR contains certain forward-looking statements. These statements are made by the directors in good faith based on the information available to them up to the time of their approval of this report and such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking information.

This Interim Management Report has been prepared for the Group as a whole and therefore gives greater emphasis to those matters which are significant to Michael Page International plc and its subsidiary undertakings when viewed as a whole.

GROUP RESULTS

The Group produced a very strong performance during the first half of 2008 despite weakening market conditions in certain markets, particularly in the USA, UK, Netherlands and Spain. The Group's revenue for the six months ended 30 June 2008 increased by 26.3% to £500.0m (2007: £395.8m) and gross profit increased by 29.2% to £292.7m (2007: £226.5m). At constant exchange rates, the Group's revenue grew by 17.3% and gross profit by 19.3%. The Group continued to invest throughout the first half of 2008, opening 3 new countries, 17 new offices and continuing the roll out of disciplines in the existing office network. As a result of these investments and to support the growth in established businesses, Group headcount at 30 June 2008 has increased to 5,535 (31 December 2007: 5,052), with 263 of these joining in January. The weaker market conditions slowed the growth rate of gross profit, which, combined with the increased headcount, is reflected in the operating profit growing by 21.6% (11.4% in constant currency) to £84.9m (2007: £69.8m) and the Group's conversion rate of operating profit from gross profit of 29.0% (2007: 30.8%). Profit before tax increased by 21.5% to £84.1m (2007: £69.2m).

In the first half of 2008 the mix of the Group's revenue and gross profit between permanent and temporary placements was 48:52 (2007: 47:53) and 79:21 (2007: 78:22) respectively with higher growth in gross profit from permanent placements (+30.5%) than from temporary placements (+24.6%). The gross margin on temporary placements increased to 24.4% (2007: 24.1%).

EUROPE, MIDDLE EAST AND AFRICA (EMEA)

Europe, Middle East and Africa (EMEA) is the Group's largest region, contributing 46% of Group gross profit. Revenue in the region increased by 45.9% to £217.8m (2007: £149.2m), gross profit increased by 49.7% to £135.4m (2007: £90.4m) and operating profit increased by 40.8% to £40.0m (2007: £28.5m). In constant currency, revenue grew by 27.5%, gross profit by 30.9% and operating profit by 21.6%.

Our largest business in this region is France, which currently contributes approximately 33% of the region's gross profit. Gross profit in France increased by 48.6% (29.7% in constant currency) in the first half of 2008. Elsewhere in the region all our businesses performed well and together grew gross profits by 50.3%, despite the weaker market conditions of Spain and the more mature Dutch recruitment market, where we have an established market leading presence. In the first half of 2008, we launched in two new countries, Austria (Vienna) and Turkey (Istanbul), and opened new offices in Stuttgart, Seville, Massy, Breda and Gothenburg. Since the beginning of the year we have added 272 staff taking the region's headcount to 2,350 at the end of June 2008.

UNITED KINGDOM

UK operations, representing 33% of the Group's gross profit, increased revenue by 7.0% to £188.8m (2007: £176.6m), gross profit increased by 3.8% to £95.6m (2007: £92.0m) and operating profit decreased by 0.7% to £28.4m (2007: £28.6m). While there continues to be weakness in banking and related sectors, outside of these areas, we continue to experience good job and candidate flow. However, there is increasing cautionary behaviour being shown, both by candidates and clients. This impacts productivity and is reflected in the slower rate of gross profit growth, which, when combined with the investment in headcount, has reduced the conversion rate to 29.7% (2007: 31.1%). Despite this more difficult climate, 8 out of 12 disciplines in the UK have produced record first half performances, confirming the benefits from our strategy of discipline diversification. As an example, our combined Engineering & Manufacturing, Procurement & Supply Chain and Property & Construction businesses now have nearly twice as many fee earners as our London Financial Services business and grew gross profit at 39%. In the first half of 2008, we opened offices in Newcastle, Canterbury and Cardiff. During the first half, staff numbers increased by 64, largely in the non Finance and Accounting disciplines, to 1,863 at the end of June. To align the business with the slowing market conditions, the staff numbers fell by 44 during July.

ASIA PACIFIC

Asia Pacific operations, representing 12% of the Group's gross profit, increased revenue by 25.7% to £58.9m (2007: £46.9m), gross profit increased by 33.5% to £36.0m (2007: £27.0m) and operating profit increased by 30.6% to £12.9m (2007: £9.8m). In constant currency, revenue grew by 12.6%, gross profit by 20.8% and operating profit by 18.3%. Our largest business in the region, Australia, continued its progress, with first half gross profits increasing by 44.8% (27.0% in constant currency). With the exception of our office in Tokyo, where we have a greater exposure to financial services, our offices in the Rest of the Asia Pacific region have had a strong first half growing gross profits collectively by 18.6% (12.7% in constant currency). During the first half we opened in a new country, New Zealand (Auckland) and established new offices in Beijing and Shenzhen. At the end of June we had 702 staff in the region, an increase of 70 since the start of the year.

THE AMERICAS

The Americas operations, representing 9% of the Group's gross profit, increased revenue by 49.4% to £34.5m (2007: £23.1m), gross profit increased by 50.1% to £25.7m (2007: £17.1m), and operating profit increased by 24.1% to £3.6m (2007: £2.9m). In constant currency, revenue grew by 40.3%, gross profit by 38.4% and operating profit grew by 4.4%. In North America, despite the weak market conditions, due to our small market presence we have continued to grow, albeit at a slower rate. In Latin America, where there has been little impact from the credit crunch, we have maintained our high rates of growth. In the first half we opened our second office in Canada, in Montreal and a second office in New Jersey. We have also invested heavily in new staff into the existing offices. In Brazil we achieved strong growth benefiting from further investment in new staff. In the region we now have 620 staff, an increase of 77 since the start of the year.

“”

APPROACHING 70% OF GROUP GROSS PROFIT NOW BEING GENERATED OUTSIDE OF THE UK.

TAXATION AND EARNINGS PER SHARE

The charge for taxation is based on the expected effective annual tax rate of 30.0% (2007: 31.5%) on profit before taxation. Basic earnings per share for the six months ended 30 June 2008 was 18.3p (2007: 14.3p) and diluted earnings per share was 18.0p (2007: 14.0p).

CASH FLOW

The Group started the year with net cash of £10.3m. In the first half, we generated £70.5m from operations after funding a £24.4m increase in working capital reflecting the increased activity. Tax paid was £22.3m and net capital expenditure was £11.6m. During the first half, £10.1m was spent repurchasing shares and dividends of £17.9m were paid. Options were exercised over 0.4m shares during the first half generating £0.7m. The Group had net cash of £22.3m at 30 June 2008 which is £37.8m higher than the £15.5m of net debt position at 30 June 2007.

DIVIDENDS AND SHARE REPURCHASES

It is the Board's intention to pay dividends at a level which it believes is sustainable throughout economic cycles and to continue to use share repurchases to return surplus cash to shareholders. Reflecting the Group's first half performance and the Board's confidence in the future prospects for the Group, it has decided to increase the interim dividend by 20% to 2.88p (2007: 2.4p) per share. The interim dividend will be paid on 10 October 2008 to shareholders on the register at 12 September 2008. In the first half, £10.1m of cash was returned to shareholders through the purchase of 3.5m shares, the last purchase being made on 1 May 2008. The programme of share repurchases had to be suspended in early May following the initial approach by Adecco S.A.

KEY PERFORMANCE INDICATORS

Financial and non-financial key performance indicators (KPIs) used by the Board to monitor progress are listed in the table below. The source of data and calculation methods year-on-year are on a consistent basis.

KPI	2008	2007	Definition, method of calculation and analysis
Gross margin	58.5%	57.2%	Gross profit as a percentage of revenue. Gross margin has slightly improved on last year as a result of the mix of permanent and temporary placements, and improvements in the gross margins on temporary placements. Source: Condensed consolidated income statement in the financial statements.
Conversion	29.0%	30.8%	Operating profit as a percentage of gross profit reflects productivity and how effective the Group is at controlling the costs and expenses associated with its normal business operations and the level of investment for the future. Conversion has decreased slightly over last year as a result of lower productivity and increased headcount. Source: Condensed consolidated income statement in the financial statements.
Productivity (gross profit per fee earner)	£71.2k	£74.6k	Represents how productive fee earners are in the business and is calculated by dividing the gross profit for the period by the average number of fee earners and directors. The higher the number, the higher their productivity. Productivity is a function of the rate of investment in new fee earners, the impact of pricing and the general conditions of the recruitment market. Productivity has fallen compared with last year as a result of weaker market conditions reducing demand and more cautionary behaviour which increases the time to hire process. Source: Internal data.
Fee earner: support staff ratio	76:24	75:25	Represents the balance between operational and non-operational staff. The movement in the period reflects the benefit of increased investment in technology and economies of scale. Source: Internal data.
Debtor days	56	51	Represents the length of time the Group receives payments from its debtors. Calculated by comparing how many days' billings it takes to cover the debtor balance. The increase in the period relates mainly to increased billings in Continental Europe, where payment terms are generally longer than elsewhere. Source: Internal data.

TREASURY MANAGEMENT AND CURRENCY RISK

It is the Directors' intention to continue to finance the activities and development of the Group from retained earnings, and to operate the Group's business while maintaining the net cash/debt position within a relatively narrow band. Cash generated in excess of these requirements will be used to buy back the Company's shares.

Cash surpluses are invested in short-term deposits, with any working capital requirements being provided from Group cash resources, Group facilities, or by local overdraft facilities. The Group set up a multi-currency notional cash pool in 2007. Currently the main Eurozone subsidiaries and the UK-based Group Treasury subsidiary participate in this cash pool, although it is the intention to extend the scope of the participation to other Group companies. The structure facilitates interest and balance compensation of cash and bank overdrafts.

The main functional currencies of the Group are Sterling, Euro and Australian Dollar. The Group does not have material transactional currency exposures, nor is there a material exposure to foreign denominated monetary assets and liabilities. The Group is exposed to foreign currency translation differences in accounting for its overseas operations. Our policy is not to hedge this exposure.

In certain cases, where the Group gives or receives short-term loans to and from other Group companies with different reporting currencies, it may use foreign exchange swap derivative financial instruments to manage the currency and interest rate exposure that arises on these loans. It is the Group's policy not to seek to designate these derivatives as hedges.

PRINCIPAL RISKS AND UNCERTAINTIES

The management of the business and the execution of the Company's strategy are subject to a number of risks. The following section comprises a summary of what the Group believes are the main risks that could potentially impact the Group's operating and financial performance.

People

The resignation of key individuals and the inability to recruit talented people with the right skill-sets could adversely affect the Group's results. This is further compounded by the Group's organic growth strategy and its policy of not externally hiring senior operational positions. Mitigation of this risk is achieved by succession planning, training of staff, competitive pay structures linked to the Group's results and career progression.

Macro economic environment

Recruitment activity is largely driven by economic cycles and the levels of business confidence. The Board looks to reduce the Group's cyclical risk by expanding geographically, by increasing the number of disciplines, by building part-qualified and clerical businesses and by continuing to build the temporary business.

A substantial portion of the Group's gross profit arises from fees which are contingent upon the successful placement of a candidate in a position. If a client cancels the assignment at any stage in the process the Group receives no remuneration. As a consequence, the Group's visibility of gross profits is generally quite short and tends to reduce further during periods of economic downturn.

Competition

The degree of competition varies in each of the Group's main regions. In the UK, Australia and North America, the recruitment market is well developed, highly competitive and fragmented. The characteristics of a developed market are greater competition for clients and candidates, as well as pricing pressure. In EMEA, Latin America and Asia, the recruitment market is generally less developed with a large proportion of all recruitment being carried out by companies' internal resources rather than through recruitment specialists. This is changing rapidly due to changes in legislation, increasing job mobility and the difficulty internal resources face in sourcing suitably qualified candidates.

If the Group does not continue to compete in its markets effectively, by hiring new staff, opening and expanding offices and continuing the discipline roll-outs, there is a risk that competitors may beat us to key strategic opportunities, which may result in lost business and a reduction in market share. This risk is mitigated by meetings of the Main Board, Executive Board and Regional and Country Management Boards where Group strategy is continually reviewed and decisions made over the allocation of the Group's resources, principally people.

Technology

The Group is reliant on a number of technology systems to provide services to clients and candidates. These systems are dependent on a number of important suppliers that provide the technology infrastructure and disaster recovery solutions. The performance of these suppliers are continually monitored to ensure business critical services are available and maintained as far as practically possible. Due to the rapid advancement of technology, there is a risk that systems could become outdated with the potential to affect efficiency and have an impact on revenue and client service. This risk is mitigated by regular reviews of the Group's technology strategy to ensure that it supports the overall Group strategy.

Legal

The Group operates in a large number of jurisdictions which have varying legal and compliance regulations. The Group takes its responsibilities seriously and ensures that its policies, systems and procedures are continually updated to reflect best practice and to comply with the legal requirements in all the markets in which it operates. In order to reduce the legal and compliance risks, fee earners and support staff receive regular training and updates of changes in legal and compliance requirements.

LONG-TERM STRATEGY AND BUSINESS OBJECTIVES

In successfully implementing our strategy of organically diversifying the Group, both geographically and by discipline, we believe that we will continue to develop a more balanced

“”

SINCE THE BEGINNING OF 2005, WE HAVE SUCCESSFULLY LAUNCHED 12 NEW COUNTRIES, OPENED 47 OFFICES AND ROLLED OUT 103 EXISTING AND NEW DISCIPLINES TO EXISTING AND NEW COUNTRIES. AS AT THE END OF JUNE 2008, APPROXIMATELY A THIRD OF OUR FEE EARNERS WORK IN THESE NEWER BUSINESSES.

revenue platform. As a consequence, Michael Page has moved significantly away from its origins of permanent accounting recruitment in the UK. We now operate in 28 countries across 166 offices, with approaching 70% of Group gross profit now being generated outside of the UK. With 50% of the Group's gross profit being generated from non Finance and Accounting professional disciplines and 21% of Group gross profit being generated from temporary placements, it is clear that the composition of the Group is significantly more diverse and robust than when market conditions were difficult in the early 1990's and 2000's.

Since the last downturn, we have successfully launched 12 new countries, opened 61 offices and rolled out 178 existing and new disciplines to existing and new countries. As at the end of June 2008, a third of our gross profit comes from businesses created since the last downturn.

Our EMEA business has grown rapidly in recent years to become our largest region. Although many of the markets in this broad region are mature economies, the strong growth rates we have achieved underline our ability to grow market share and reinforce our belief that the structural changes occurring across European labour markets will form a key component of the future growth of the Group.

Our growth strategy is also focused on emerging and high growth markets. We have now been present in Brazil since 2000, mainland China since 2003, Russia and the UAE since 2006, and plan to open in India in 2009. We believe these markets offer excellent additional opportunities for near-term growth, given their rapid pace of economic development coupled with the underdeveloped nature of the specialist recruitment industry in these countries.

Despite the wider concerns about the current economic outlook, we are confident that the underlying trends that are driving growth in the specialist recruitment sector will continue to benefit the Group going forward. Social and demographic change, increasing deregulation of labour markets, as well as increasing job and geographic mobility of candidates, offer exciting opportunities to expand the business. Given our significant investment in creating a global brand with a network of highly talented recruitment specialists, we are certain that the Group will be at the forefront of our sector in taking advantage of these developments.

CURRENT TRADING AND FUTURE PROSPECTS

The first half of the year produced record results for the Group and a number of excellent performances around the world, which is testament to our strategy of diversification and consistent organic growth. As conditions in some of our markets deteriorated during the first half of 2008 our growth rates have slowed. While our forward visibility remains short, we have a very experienced senior team of directors who have successfully managed the business through the economic downturns in the early 1990's and 2000's. Reflecting the more challenging outlook, we now anticipate that our year end headcount will remain around the current level of approximately 5,500. We now expect the reported pre-bonus cost base of the Group to be in the region of £370m for the full year from our previous guidance of £350m. The reduction in anticipated headcount at the end of the year means that in absolute terms overall costs will be lower, however the impact of foreign exchange movements since the £350m guidance was given, principally the weakness of Sterling, means that reported costs are now expected to be higher. We have made strong progress against our 2008 strategic objectives, launching three new countries and opening seventeen new offices and there remain tremendous opportunities for continuing our organic growth strategy of diversifying the business.

Page House, The Bourne Business Park
1 Dashwood Lang Road, Addlestone,
Weybridge, Surrey KT15 2QW

By order of the Board,

Steve Ingham	**Stephen Puckett**
Chief Executive	Group Finance Director
18 August 2008	18 August 2008

Independent Review Report to Michael Page International plc

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 which comprises the condensed consolidated income statement, the condensed consolidated statement of changes in equity, the condensed consolidated balance sheet, the condensed consolidated cash flow statement and related notes 1 to 10. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with International Standard on Review Engagements 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdoms' Financial Services Authority.

As disclosed in note 2, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting," as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditor
18 August 2008
London, UK

Financial
STATEMENTS

Condensed consolidated income statement

SIX MONTHS ENDED 30 JUNE 2008

	Note	Six months ended 30 June 2008 £'000	Six months ended 30 June 2007 £'000	Year ended 31 December 2007 £'000
Revenue	3	**500,043**	395,782	831,640
Cost of sales		**(207,383)**	(169,238)	(353,546)
Gross profit	3	**292,660**	226,544	478,094
Administrative expenses		**(207,723)**	(156,713)	(328,662)
Operating profit	3	**84,937**	69,831	149,432
Financial income		**1,356**	466	1,189
Financial expenses		**(2,216)**	(1,108)	(3,180)
Profit before tax		**84,077**	69,189	147,441
Income tax expense	4	**(25,224)**	(21,795)	(45,707)
Profit for the period		**58,853**	47,394	101,734
Attributable to:				
Equity holders of the parent		**58,853**	47,394	101,734
Earnings per share				
Basic earnings per share (pence)	7	**18.3**	14.3	31.1
Diluted earnings per share (pence)	7	**18.0**	14.0	30.6

The above results relate to continuing operations.

Condensed consolidated statement of changes in equity

30 JUNE 2008

	Called-up share capital £'000	Share premium £'000	Capital redemption reserve £'000	Reserve for shares held in the employee benefit trust £'000	Currency translation reserve £'000	Retained earnings £'000	Total equity £'000
Balance at 1 January 2007	**3,332**	**37,952**	**656**	**(8,901)**	**(2,812)**	**50,164**	**80,391**
Currency translation differences	–	–	–	–	13	–	13
Net income recognised directly in equity	–	–	–	–	13	–	13
Profit for the six months ended 30 June 2007	–	–	–	–	–	47,394	47,394
Total recognised income for the period	–	–	–	–	13	47,394	47,407
Purchase of own shares for cancellation	(84)	–	84	–	–	(44,985)	(44,985)
Issue of share capital	50	7,611	–	–	–	–	7,661
Transfer to reserve for shares held in the employee benefit trust	–	–	–	1,048	–	(1,048)	–
Credit in respect of share schemes	–	–	–	–	–	5,557	5,557
Dividends	–	–	–	–	–	(13,979)	(13,979)
	(34)	7,611	84	1,048	–	(54,455)	(45,746)
Balance at 30 June 2007	**3,298**	**45,563**	**740**	**(7,853)**	**(2,799)**	**43,103**	**82,052**
Balance at 1 July 2007	**3,298**	**45,563**	**740**	**(7,853)**	**(2,799)**	**43,103**	**82,052**
Currency translation differences	–	–	–	–	8,114	–	8,114
Net income recognised directly in equity	–	–	–	–	8,114	–	8,114
Profit for the six months ended 31 December 2007	–	–	–	–	–	54,340	54,340
Total recognised income for the period	–	–	–	–	8,114	54,340	62,454
Purchase of own shares for cancellation	(31)	–	31	–	–	(14,900)	(14,900)
Purchase of shares held in the employee benefit trust	–	–	–	(15,000)	–	–	(15,000)
Issue of share capital	7	1,072	–	–	–	–	1,079
Transfer to reserve for shares held in the employee benefit trust	–	–	–	113	–	(113)	–
Debit in respect of share schemes	–	–	–	–	–	(29)	(29)
Dividends	–	–	–	–	–	(7,806)	(7,806)
	(24)	1,072	31	(14,887)	–	(22,848)	(36,656)
Balance at 31 December 2007	**3,274**	**46,635**	**771**	**(22,740)**	**5,315**	**74,595**	**107,850**
Balance at 1 January 2008	**3,274**	**46,635**	**771**	**(22,740)**	**5,315**	**74,595**	**107,850**
Currency translation differences	–	–	–	–	8,425	–	8,425
Net income recognised directly in equity	–	–	–	–	8,425	–	8,425
Profit for the six months ended 30 June 2008	–	–	–	–	–	58,853	58,853
Total recognised income for the period	–	–	–	–	8,425	58,853	67,278
Purchase of own shares for cancellation	(35)	–	35	–	–	(10,108)	(10,108)
Issue of share capital	4	745	–	–	–	–	749
Transfer to reserve for shares held in the employee benefit trust	–	–	–	1,575	–	(1,575)	–
Credit in respect of share schemes	–	–	–	–	–	5,104	5,104
Dividends	–	–	–	–	–	(17,934)	(17,934)
	(31)	745	35	1,575	–	(24,513)	(22,189)
Balance at 30 June 2008	**3,243**	**47,380**	**806**	**(21,165)**	**13,740**	**108,935**	**152,939**

Condensed consolidated balance sheet

30 JUNE 2008

	Note	Six months ended 30 June 2008 £'000	Six months ended 30 June 2007 £'000	Year ended 31 December 2007 £'000
Non-current assets				
Property, plant and equipment		**31,880**	23,597	27,149
Intangible assets - Goodwill		**1,539**	1,539	1,539
- Computer software		**6,209**	1,983	2,757
Deferred tax assets		**5,665**	10,306	4,998
Other receivables		**2,448**	1,931	2,301
		47,741	39,356	38,744
Current assets				
Trade and other receivables		**227,632**	174,581	192,810
Cash and cash equivalents	10	**94,587**	47,111	82,990
		322,219	221,692	275,800
Total assets	3	**369,960**	261,048	314,544
Non-current liabilities				
Other payables		**(1,263)**	(1,397)	(680)
Deferred tax liabilities		**(11)**	–	(17)
		(1,274)	(1,397)	(697)
Current liabilities				
Trade and other payables		**(121,208)**	(96,467)	(115,405)
Bank overdrafts	10	**(72,298)**	–	(47,433)
Bank loans	10	**–**	(62,634)	(25,300)
Current tax payable		**(22,241)**	(18,402)	(17,859)
Provisions for liabilities		**–**	(96)	–
		(215,747)	(177,599)	(205,997)
Total liabilities	3	**(217,021)**	(178,996)	(206,694)
Net assets		**152,939**	82,052	107,850
Capital and reserves				
Called-up share capital		**3,243**	3,298	3,274
Share premium		**47,380**	45,563	46,635
Capital redemption reserve		**806**	740	771
Reserve for shares held in the employee benefit trust		**(21,165)**	(7,853)	(22,740)
Currency translation reserve		**13,740**	(2,799)	5,315
Retained earnings		**108,935**	43,103	74,595
Total equity		**152,939**	82,052	107,850

Condensed consolidated cash flow statement

SIX MONTHS ENDED 30 JUNE 2008

	Note	Six months ended 30 June 2008 £'000	Six months ended 30 June 2007 £'000	Year ended 31 December 2007 £'000
Cash generated from operations	9	**70,453**	58,785	148,663
Income tax paid		**(22,336)**	(13,168)	(36,519)
Net cash from operating activities		**48,117**	45,617	112,144
Cash flows from investing activities				
Purchases of property, plant and equipment		**(7,990)**	(5,421)	(11,927)
Purchases of computer software		**(3,833)**	(367)	(1,579)
Proceeds from the sale of property, plant and equipment, and computer software		**255**	342	743
Interest received		**1,355**	466	1,189
Net cash used in investing activities		**(10,213)**	(4,980)	(11,574)
Cash flows from financing activities				
Dividends paid		**(17,934)**	(13,979)	(21,785)
Interest paid		**(2,317)**	(1,058)	(2,741)
Proceeds from bank loan		**–**	62,634	25,300
Repayment of bank loan		**(25,300)**	(39,150)	(39,150)
Issue of own shares for the exercise of options		**749**	7,661	8,740
Purchase of own shares for cancellation		**(10,108)**	(44,985)	(59,885)
Purchase of shares held in the employee benefit trust		**–**	–	(15,000)
Net cash used in financing activities		**(54,910)**	(28,877)	(104,521)
Net (decrease)/increase in cash and cash equivalents		**(17,006)**	11,760	(3,951)
Cash and cash equivalents at the beginning of the period		**35,557**	35,544	35,544
Exchange gains/(losses) on cash and cash equivalents		**3,738**	(193)	3,964
Cash and cash equivalents at the end of the period	10	**22,289**	47,111	35,557

Notes to the condensed set of financial statements

SIX MONTHS ENDED 30 JUNE 2008

1. General information

The information for the year ended 31 December 2007 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was not qualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

2. Accounting policies

The annual financial statements of Michael Page International plc are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standards 34 'Interim Financial Reporting', as adopted by the European Union.

The same accounting policies and presentation methods of computation are followed in the condensed set of financial statements as applied in the Group's latest annual audited financial statements.

3. Segment reporting

The consolidated entity operates in one business segment, being that of recruitment services, and this is the Group's primary segment. As a result, no additional business segment information is required to be provided. The Group's secondary segment is geography. The segment results by geography are shown below:

(a) Revenue, gross profit and operating profit by geographic region

		Revenue			Gross Profit		
		Six months ended		Year ended	Six months ended		Year ended
		30 June 2008 £'000	30 June 2007 £'000	31 December 2007 £'000	30 June 2008 £'000	30 June 2007 £'000	31 December 2007 £'000
EMEA		**217,769**	149,244	321,102	**135,434**	90,446	196,421
United Kingdom		**188,830**	176,556	360,395	**95,558**	92,023	186,024
Asia Pacific	Australia	**44,322**	34,449	72,020	**22,137**	15,286	32,855
	Other	**14,617**	12,440	25,741	**13,874**	11,696	24,366
	Total	**58,939**	46,889	97,761	**36,011**	26,982	57,221
Americas		**34,505**	23,093	52,382	**25,657**	17,093	38,428
		500,043	395,782	831,640	**292,660**	226,544	478,094

3. Segment reporting (continued)

(a) Revenue, gross profit and operating profit by geographic region (continued)

		Operating Profit		
		Six months ended		Year ended
		30 June 2008 £'000	30 June 2007 £'000	31 December 2007 £'000
EMEA		40,046	28,450	63,013
United Kingdom		28,395	28,607	59,412
Asia Pacific	Australia	7,024	5,087	9,899
	Other	5,841	4,761	10,922
	Total	12,865	9,848	20,821
Americas		3,631	2,926	6,186
		84,937	69,831	149,432

The above analysis by destination is not materially different to analysis by origin.

The analysis below is of the carrying amount of geographic segment assets, liabilities and capital expenditure. Segment assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The individual geographic segments exclude income tax assets and liabilities. Capital expenditure comprises additions to property, plant and equipment, motor vehicles and computer hardware/software.

(b) Segment assets, liabilities and capital expenditure by geographic region

		Total Assets			Total Liabilities		
		Six months ended		Year ended	Six months ended		Year ended
		30 June 2008 £'000	30 June 2007 £'000	31 December 2007 £'000	30 June 2008 £'000	30 June 2007 £'000	31 December 2007 £'000
EMEA		178,089	114,770	165,719	64,385	46,647	58,325
United Kingdom		114,760	95,132	89,679	114,093	101,972	114,622
Asia Pacific	Australia	31,481	19,510	22,899	8,655	6,547	7,103
	Other	20,256	13,293	15,672	2,135	1,955	2,738
	Total	51,737	32,803	38,571	10,790	8,502	9,841
Americas		25,374	18,343	20,575	5,512	3,473	6,047
Segment assets/liabilities		369,960	261,048	314,544	194,780	160,594	188,835
Income tax assets/liabilities		–	–	–	22,241	18,402	17,859
		369,960	261,048	314,544	217,021	178,996	206,694

3. Segment reporting (continued)

(b) Segment assets, liabilities and capital expenditure by geographic region (continued)

		Capital Expenditure		
		Six months ended		Year ended
		30 June 2008 £'000	30 June 2007 £'000	31 December 2007 £'000
EMEA		3,327	2,790	5,934
United Kingdom		5,577	2,023	5,043
Asia Pacific	Australia	1,279	120	436
	Other	282	125	303
	Total	1,561	245	739
Americas		1,358	730	1,790
		11,823	5,788	13,506

(c) Revenue and gross profit by discipline

	Revenue			Gross Profit		
	Six months ended		Year ended	Six months ended		Year ended
	30 June 2008 £'000	30 June 2007 £'000	31 December 2007 £'000	30 June 2008 £'000	30 June 2007 £'000	31 December 2007 £'000
Finance and Accounting	279,476	240,760	496,506	146,419	125,336	258,667
Marketing, Sales and Retail	73,770	56,413	119,103	55,714	42,377	89,910
Legal, Technology, HR, Secretarial and Other	85,969	62,015	134,908	48,751	33,604	73,835
Engineering, Property & Construction, Procurement & Supply Chain	60,828	36,594	81,123	41,776	25,227	55,682
	500,043	395,782	831,640	292,660	226,544	478,094

3. Segment reporting (continued)

(d) Revenue and gross profit generated from permanent and temporary placements

	Revenue			Gross Profit		
	Six months ended		Year ended	Six months ended		Year ended
	30 June 2008 £'000	30 June 2007 £'000	31 December 2007 £'000	30 June 2008 £'000	30 June 2007 £'000	31 December 2007 £'000
Permanent	**242,554**	186,218	392,583	**229,843**	176,131	371,998
Temporary	**257,489**	209,564	439,057	**62,817**	50,413	106,096
	500,043	395,782	831,640	**292,660**	226,544	478,094

The above analyses in notes (a) operating profit by geographic region, (b) segment liabilities by geographic region, (c) revenue and gross profit by discipline (being the professions of candidates placed) and (d) revenue and gross profit generated from permanent and temporary placements have been included as additional disclosure over and above the requirements of IAS 14 "Segment Reporting".

4. Taxation

The Group's consolidated effective tax rate in respect of continuing operations for the six months ended 30 June 2008 was 30.0% (30 June 2007: 31.5%, 31 December 2007: 31.0%).

	Six months ended		Year ended
	30 June 2008 £'000	30 June 2007 £'000	31 December 2007 £'000
Tax charge			
United Kingdom	**14,234**	10,357	24,350
Overseas	**10,990**	11,438	21,357
Income tax expense reported in the consolidated income statement	**25,224**	21,795	45,707

5. Dividends

	Six months ended		Year ended
	30 June 2008 £'000	30 June 2007 £'000	31 December 2007 £'000
Amounts recognised as distributions to equity holders in the period:			
Final dividend for the year ended 31 December 2007 of 5.6p per ordinary share (2006: 4.2p)	**17,934**	13,979	13,979
Interim dividend for the period ended 30 June 2007 of 2.4p per ordinary share	–	–	7,806
.	**17,394**	13,979	21,785
Amounts proposed as distributions to equity holders in the period:			
Proposed interim dividend for six months ended 30 June 2008 of 2.88p per ordinary share (2007: 2.4p)	**9,259**	7,864	–
Proposed final dividend for the year ended 31 December 2007 of 5.6p per ordinary share (2006: 4.2p)	–	–	17,984

The proposed interim dividend had not been approved by the Board at 30 June 2008 and therefore has not been included as a liability. The comparative interim dividend at 30 June 2007 was also not recognised as a liability in the prior period.

The proposed interim dividend of 2.88 pence (2007: 2.4 pence) per ordinary share will be paid on 10 October 2008 to shareholders on the register at the close of business on 12 September 2008.

6. Share-based payments

In accordance with IFRS 2 "Share-based Payment", a charge of £1.2m has been recognised for share options (including social charges) (30 June 2007: £2.0m, 31 December 2007: £2.4m), and £3.9m has been recognised for other share-based payment arrangements (including social charges) (30 June 2007: £2.3m, 31 December 2007: £4.8m).

7. Earnings per ordinary share

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended		Year ended
	30 June 2008	30 June 2007	31 December 2007
Earnings			
Earnings for basic earnings per share (£'000)	**58,853**	47,394	101,734
Number of shares			
Weighted average number of shares used for basic earnings per share ('000)	**322,362**	330,317	327,528
Dilution effect of share plans ('000)	**3,916**	7,044	5,353
Diluted weighted average number of shares used for diluted earnings per share ('000)	**326,278**	337,361	332,881
Basic earnings per share (pence)	**18.3**	14.3	31.1
Diluted earnings per share (pence)	**18.0**	14.0	30.6

The above results relate to continuing operations.

8. Property, plant and equipment

Acquisitions and disposals

During the six months ended 30 June 2008 the Group acquired property, plant and equipment with a cost of £8.0m (30 June 2007: £5.4m, 31 December 2007: £11.9m).

Property, plant and equipment with a carrying amount of £0.4m were disposed of during the six months ended 30 June 2008 (30 June 2007: £0.3m, 31 December 2007: £0.8m), resulting in a loss on disposal of £0.1m (30 June 2007: gain of £0.1m, 31 December 2007: loss of £0.1m).

Capital commitments

The Group had contractual capital commitments of £0.8m as at 30 June 2008 (30 June 2007: £1.1m, 31 December 2007: £1.2m) relating to property, plant and equipment.

9. Cash flows from operating activities

	Six months ended 30 June 2008 £'000	Six months ended 30 June 2007 £'000	Year ended 31 December 2007 £'000
Profit before tax	**84,077**	69,189	147,441
Depreciation and amortisation charges	**4,721**	3,646	7,660
Loss/(profit) on sale of property, plant and equipment, and computer software	**76**	(76)	91
Share scheme charges	**5,104**	3,048	6,757
Net finance cost	**861**	642	1,991
Operating cashflow before changes in working capital and provisions	**94,839**	76,449	163,940
Increase in receivables	**(25,496)**	(30,642)	(40,863)
Increase in payables	**1,110**	13,074	25,778
Decrease in provisions	**–**	(96)	(192)
Cash generated from operations	**70,453**	58,785	148,663

10. Cash and cash equivalents

	Six months ended 30 June 2008 £'000	Six months ended 30 June 2007 £'000	Year ended 31 December 2007 £'000
Cash at bank and in hand	**83,626**	38,365	75,647
Short-term deposits	**10,961**	8,746	7,343
Cash and cash equivalents	**94,587**	47,111	82,990
Bank overdrafts	**(72,298)**	–	(47,433)
Cash and cash equivalents in the statement of cash flows	**22,289**	47,111	35,557
Bank loans	**–**	(62,634)	(25,300)
Net funds/(debt)	**22,289**	(15,523)	10,257

Notes

Notes